503/5/03

03012639

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 508
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iris McWilliams 713-621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jim F. Herring, CPA
(Name – *if individual, state last, first, middle name*)

770 S. Post Oak Ln., Ste. 690 Houston TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co., Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lisa M Shapiro
Notary Public

LISA M. SHAPIRO
Notary Public, State of Texas
My Commission Expires
February 06, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) As of December 31, 2002, the company had no liabilities subordinated to the claims of Creditors and there were no changes in subordinated liabilities during the reporting period of January 1, 2002 to December 31, 2002.

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Report of Independent Auditor

Board of Directors and Stockholders
Blue Belle Investment Co., Inc.

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. as of December 31, 2002 and 2001, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. at December 31, 2002 and 2001, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2003

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Financial Condition
December 31, 2002 and 2001

ASSETS	2002	2001
Cash in banks	$ 9,775	$ 8,844
Accounts receivable:		
Shareholder	-	3,490
Other	-	380
Investments	29,324	29,324
Prepaid expenses and other assets	302	800
Office equipment, at cost, less accumulated depreciation of $4,853 $3,792, respectively	1,406	2,466
Total assets	$ 40,807	$ 45,304

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable	$ 984	$ 1,453
Stockholder's equity:		
Common stock, No par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding, at stated value	10,000	10,000
Additional paid in capital	32,394	30,294
Retained earnings (deficit)	(2,571)	3,557
Total stockholder's equity	39,823	43,851
Total liabilities and stockholder's equity	$ 40,807	$ 45,304

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Operations
Years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions and fees	$ 25,546	$ 29,545
Expenses:		
Accounting services	12,222	10,063
Office rentals	8,057	7,418
Legal and professional	3,324	1,381
Regulatory fees and assessments	1,394	961
Telephone	1,629	1,515
Office supplies, postage and other	1,348	1,530
Depreciation	1,061	1,151
Equipment rental and maintenance	2,558	4,812
Taxes	81	81
Operating expenses	31,674	28,912
Income (loss) before provision for income tax	(6,128)	633
Provision for federal income tax	-	-
Net income (loss)	$(6,128)	$ 633

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Cash Flows
Years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(6,128)	$ 633
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
Depreciation	1,061	1,151
(Increase) decrease in accounts receivable-other	380	(371)
Decrease in prepaid expenses and other assets	497	-
Increase (decrease) in accounts payable and accruals	(469)	237
Net cash provided (used) by operating activities	(4,659)	1,650
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		-
Purchase of office equipment	-	(284)
Net cash used by investing activities	-	(284)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from (to) stockholder	5,590	(2,025)
NET INCREASE (DECREASE) IN CASH	931	(659)
Cash at beginning of year	8,844	9,503
Cash at end of year	$ 9,975	$ 8,844

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Changes in Stockholders' Equity
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid In Surplus	Retained Earnings	Total
Balances at January 1, 2001	$10,000	$ 30,294	$ 2,924	$ 43,218
Net income for the year ended December 31, 2001	-	-	633	633
Balances at December 31, 2001	10,000	30,294	3,557	43,851
Capital contributions for the ended December 31, 2002	-	2,100	-	2,100
Net income (loss) for the year ended December 31, 2002	-	-	(6,128)	(6,128)
Balances at December 31, 2002	$10,000	$ 32,394	$ (2,571)	$ 39,823

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. **Organization and significant accounting policies**

Blue Belle Investment Co., Inc. was incorporated under the laws of the State of Texas on May 12, 1986 and commenced operations as a broker/dealer effective with its charter date.

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under SEC Rule 15b3-3 k(1), which provides that the Company is limited to the purchase, sale and redemption of redeemable shares of registered investment companies and certain other transactions and the Company must promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to its customers.

The Company derives substantially all of its income from commissions under SEC Rule 12 b-1 from a mutual fund on investments a shareholder has made in that particular mutual fund.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the date of the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Organization costs were fully amortized on December 31, 1993.

The preparation of financial statements in conformity with genrally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. **Net capital requirements**

The Company is subject to the net capital requirements under paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2002, the Company had net capital, as defined, of $8,791, which was $3,791 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The SEC permits a ratio of no greater than 15 to 1.

3. **Investments**

Investments are carried at cost, since there is no quoted market prices for the investments and it is not reasonable to estimate fair value of the investment representing less than 1% of the issued common stock of an untraded company. At September 30, 2002, the latest available financial data on the untraded company, the total assets of the company exceeded one billion dollars and stockholders' equity exceeded $266 million. Revenues and net income for the nine months then ended exceeded $199 million and $12 million, respectively.

4. **Furniture and equipment**

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the year ended December 31, 2002, the Company provided depreciation in the amount of $1,061.

5. **Related party transactions**

During the year ended December 31, 2002, loans from the stockholder equaled $16,800 while repayments to the stockholder equaled $20,290.

6. **Federal income taxes**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay federal corporate income taxes, but rather the stockholder of the Company is liable for individual income taxes on the taxable income of the Company.

Schedule I

BLUE BELLE INVESTMENT CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2002

Total assets		$ 40,807
Less: Total liabilities (exclusive of subordinated debt)		984
Net worth		39,823
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 1,708	
Other deductions or charges	-	
Total deductions from net worth		1,708
Net capital before haircuts on securities positions		38,115
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and	-	
obligations	-	
Corporate obligations	-	
Stocks and warrants	29,324	
Options	-	
Arbitrage	-	
Other securities	-	
Total haircuts of securities		29,324
Net capital		$ 8,791
Minimum net capital requirement		$ 5,000
Excess net capital		$ 3,791
Aggregate indebtedness		$ 984
Ratio of aggregate indebtedness to net capital		.11 to 1
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,791
Allowable assets erroneously reported as non-allowable	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments	-
Other items, net	-
Net capital per above	$ 8,791

Schedule II

BLUE BELLE INVESTMENT CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

The Company is not subject to Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph K(2)(i) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(i) of Rule 15c3-3.

Part (j) A reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Blue Belle Investment Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2002.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(i) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

There were no material differences between the audited and unaudited financial statements at year end. The Company does not consolidate its accounts.

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

February 9, 2003

Board of Directors
Blue Belle Investment Co., Inc.
Houston, Texas

I have examined the financial statements of Blue Belle Investment Co., Inc. for the year ended December 31, 2002, and have issued my report thereon dated February 9, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Blue Bell Investment Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, I determined that the company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

I also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examin-ations, counts, verifications and comparisons, and the recordation of differ-ences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evalu-ation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Blue Belle Investment Co., Inc. taken as a whole, however, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and various state regulatory agencies governing broker/dealer registration activities, and should not be used for any other purpose.

Jim Herring, CPA.
Houston, Texas
February 9, 2003